# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Chemomab Therapeutics Ltd., CIK 0001534248
CUSIP: 16385C203
Title of class of securities: Ordinary shares, no par value per share
Address of issuer's principal executive offices: 10 Habarzel Street, Building C, 10th Floor, TEL AVIV, Israel (L3), 6158002
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001068238-21-000088
Filed by CIK 0001211060

## Reporting persons
- Peter Thiel: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 22,631,200; shared voting power 0; sole dispositive power 22,631,200; shared dispositive power 0; aggregate amount beneficially owned 22,631,200 (4.6% of the class)
- Rivendell Investments 2017-9 LLC: type of reporting person: other (OO); sole voting power 22,631,200; shared voting power 0; sole dispositive power 22,631,200; shared dispositive power 0; aggregate amount beneficially owned 22,631,200 (4.6% of the class)

## Item 1. Issuer
Name of issuer: Chemomab Therapeutics Ltd.
Address of issuer's principal executive offices: 10 Habarzel Street, Building C, 10th Floor, TEL AVIV, L3, 6158002.

## Item 2. Person Filing
Name of person filing:
This Statement on Schedule 13G has been filed on behalf of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

1. Rivendell Investments 2017-9 LLC
2. Peter Thiel
Address of principal business office or, if none, residence:
The address of Rivendell Investments 2017-9 LLC is 1209 Orange Street, Wilmington, Delaware 19801.

The address of Peter Thiel is c/o Thiel Capital LLC, 215 NW 24th St., Suite 801, Miami, FL 33127.
Citizenship: See Row 4 of cover page for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
There is no CUSIP number assigned to the ordinary shares. CUSIP number 16385C203 has been assigned to the American Depositary Shares ("ADSs") of the Issuer. Each ADS represents 80 ordinary shares,

Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of ordinary shares (the "Shares") of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 22,170,160 Shares that are represented by 277,127 ADSs of the Issuer held by Rivendell Investments 2017-9 LLC and (ii) 461,040 Shares that are represented by 5,763 ADSs issuable upon exercise of a warrant held by Rivendell Investments 2017-9 LLC.
Percent of class: Row 11 of each Reporting Person's cover page to this Schedule 13G sets forth the percentages of the Shares of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference. The percentage set forth in each row 11 is based upon 492,409,320 Shares outstanding as of September 30, 2025, as reported in the Issuer's Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 21, 2025.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2025 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are filing this Schedule 13G jointly, but not as members of a group, and each expressly disclaims membership in a group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Joint Filing Agreement dated March 26, 2021 among the reporting persons (incorporated by reference to Exhibit 1 of Schedule 13G (File No. 005-86953) filed March 26, 2021).

## Signatures
- Peter Thiel: /s/ Peter Thiel, Peter Thiel (02/17/2026)
- Rivendell Investments 2017-9 LLC: /s/ Peter Thiel, By Peter Thiel, Authorized Signatory (02/17/2026)